December 14, 2009

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4628

Re:          Goldspring, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008, As Amended
Filed April 15, 2009
Form 10-Q Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 000-32429

Dear Mr. Shannon:

Pursuant to your request, find below our response to the SEC Comment Letter dated November 3, 2009. Once again, we thank you for taking time out of your busy schedule yesterday to assist us in improving our financial reporting.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

We will insure that all the changes are reflected in future filings.

Cover page

2.
Please tell us why you qualify as a smaller reporting company at December 31, 2008. In this regard, we note that the aggregate market value of your outstanding shares held by non-affiliates as of June 30, 2008 was in excess of $75 million.

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762 www.goldspring.us

Under Rel. No. 33-8876, page 40, a smaller reporting company becomes a larger reporting company as of the first fiscal quarter following the date of determination.  This is also consistent with Item 10(f)(2)(i) of Regulation S-K.

Thus, the Company was not required to fulfill the large reporting company requirements until 10-Q for the first quarter of 2009.

Consolidated Balance Sheets, page F-2

3.
Please add disclosure in your filing, where applicable, to explain the nature of the new line item titled 'Other Long-Lived Assets,' totaling $489,236. In responding to this comment, please provide a draft of your proposed disclosure, or explain to us why you do not believe expanded disclosure is necessary.

In order to improve the clarity of our balance sheet and footnotes, we will change the title to “Long-lived Deferred Reclamation Expense”.  Second, I believe the amount noted in your comment represents Plant and equipment, net.  The line item titled “Other Long-Lived Assets” at December 31, 2008 totals $408,190.  Our disclosure will be amended as follows:

Note 8 — Long-lived Deferred Reclamation Expense and Long-term Reclamation Liability

We have an accrued a long-term liability of $1,105,342 and $553,190 as of December 31, 2008 and 2007 respectively, with regard to our obligations to reclaim our Comstock Mine facility based on our reclamation plan submitted and approved by the Nevada State Environmental Commission and Division of Environmental Protection in 2008.  In conjunction with recording the reclamation liability we recorded a deferred reclamation expense of which the value is being amortized over the period of the anticipated land disturbance. Correspondingly, a long-lived deferred reclamation expense of $476,222 was recorded in 2008.  Costs of future expenditures for environmental remediation are discounted to their present value. Such costs are based on management’s current estimate of amounts expected to be incurred when the remediation work is performed within current laws and regulations. It is reasonably possible that, due to uncertainties associated with the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology, the ultimate cost of reclamation and remediation could change in the future. We periodically review accrued liabilities for such reclamation and remediation costs as evidence becomes available indicating that our liabilities have potentially changed.  The reclamation liability accretion expense for 2008 was $75,930 and the amortization of long-lived deferred reclamation expense was $68,032 for 2008.

Following is a reconciliation of the aggregate retirement liability associated with on our reclamation plan for our Comstock Project:

2008
Long-term reclamation obligation 1/1/2008	$553,190
Additional obligations incurred	476,222
Liabilities settled during the period	-
Increase in present value of the reclamation obligation (accretion expense)	75,930
Long-term asset retirement obligation 12/31/2008	$1,105,342

Following is a reconciliation of the aggregate long-lived deferred reclamation expense associated with on our reclamation plan for our Comstock Project:
2008
Net long-lived deferred reclamation expense 1/1/2008	$-
Additional obligations incurred	476,222
Amortization of deferred reclamation expense	(68,032)
Long-term asset retirement obligation 12/31/2008	$408,190

Consolidated Statements of Operations, page F-4

4.
We note the new line item in 2008 captioned 'Derivative Change in Fair Value' totaling $(31,965). We also note the line item you report as 'Derivative liability' increased $4,591,948 during the periods presented. Please explain to us why the line item on your consolidated statements of operations did not change relative to the change in the derivative liability balance. In addition, please explain why you believe it is appropriate to reflect approximately $6.3 million related to the fair value calculation for convertible features contained in your various notes within the line item captioned 'Interest expense.' Your response should separately address each instrument that contributed to the change in derivative liability and recorded interest expense.

We have reviewed your comment wherein you ask use to explain why the line item on our consolidated statements of operations did not change relative to the change in derivative liability balance.

The addition to the amount carried on the consolidated balance sheet as derivative liability increased as of the result of new notes issued.  The offset to the derivative liability would ordinarily be note discount which would reduce the reported outstanding debt and adjust the effective interest rate.  Because these notes are immediately in default and subject to a repayment demand, we do not accrete the note discount but rather make an immediate charge to interest expense, again to reflect the effective rate of our debt.  Please note that our reported interest expense is in excess of $9 million.   A significant portion of our interest expense is a result of the immediate expensing of debt discount.

We appreciate your observations and in future fillings we will broaden our Note 16 –Embedded Derivatives to include a table that reports the derivative liability increase or decrease during the reporting period as well as the associated impact on the statement of operations related to such liabilities, specifically, interest expense and increase or decrease in revaluing derivative liabilities.  This table, prepared for the years ended December 31, 2007 and 2008, is as follows:

As of December 31, 2008
Derivative liability at 1/1/2008	$127,136
Additional obligations incurred	4,591,948

Total derivative liability at 12/31/2008	$5,368,333

Note 3 - Summary of Significant Accounting Policies, page F-8

Recent Authoritative Pronouncements, page F-12

Fair Value Measurements, page F-16

5.	Please tell us how you considered the disclosure requirements of paragraphs 32 through 35 of SF AS 157.

NOTE XXX – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in principal or most advantageous market for that asset or liability.  The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.  In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.  Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•
Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.  The fair values are therefore determined using model-based techniques that include option pricing models, discontinued cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

Derivatives

The fair values for the derivative liabilities included in Level 2 are estimated using industry standard valuation models, such as the Black-Scholes-Merton model.  Level 2 derivative liabilities primarily include certain over-the-counter options.

Derivative liability represents the discount on convertible notes proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument determined in accordance with the guidance provided in SFAS 133 and EITF 00-19.

Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our liabilities at December 31, 2008, which are measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2008
	Total	Level 1	Level 2	Level 3
Liabilitites:
Derivatives	$5,368,333	$-	$5,368,333	$-
Total Liabilities:	$5,368,333	$-	$5,368,333	$-

Note 10 - Convertible Debentures, page F -20

Convertible Notes Payable - 2008, page F-23

6.
We note your disclosure that because the notes issued to Winfield are convertible at the issuance date, you recorded the entire amount of the beneficial conversion feature as interest expense in fiscal 2008. We also note these notes appear to have a stated redemption date of two years from the date of issuance. Please tell us how you considered paragraph 6 of EITF 08-4 with respect to these notes.

We have reviewed your comment wherein you ask use to explain how we considered paragraph 6 of EITF 08-4 with respect to the Winfield notes.  The guidance offered in paragraph 6 of EITF 08-4, states that  “For convertible instruments that have a stated redemption date, a discount resulting from recording a beneficial conversion option shall be required to be amortized from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.”

We understand this guidance however we also considered the fact that the note was in default in regards to both the failure to make required interest payments and because certain clauses stipulated that any default in other notes triggered a default in these notes.  Because the notes were in default, they immediately became redeemable.  We determined that such a change did not merely create an earlier opportunity to convert but rather, in effect, overrode the original terms of the note, specifically the stated redemption date, and reset that redemption date to immediately redeemable.   Accordingly, since the notes were deemed immediately redeemable, we recorded the entire amount of the beneficial conversion feature as interest expense in fiscal 2008.

Note 16 - Embedded Derivatives, page F-31

7.
We note the reference you make to your "Derivative liability" of $4,435,194 in this footnote does not equal the amount presented on your Consolidated Balance Sheets of $5,368,333. We further note your reference to footnotes 9 and 11 do not include disclosure to explain the nature of this line item. Please expand this footnote to clearly explain to the reader the nature of the line item captioned "Derivative liability" and the material accounting methodology you have applied for each of the periods presented.

Our footnote should have reported a derivative liability of $5,368,333, consistent with the derivative liability reported on our balance sheet.
Note 16- Derivative liability

“Derivative liability” totaling $5,368,333 at December 31, 2008 represents the discount on convertible notes proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument determined in accordance with the guidance provided in SFAS 133 and EITF 00-19.

Note 18 - Stock Warrants, page F-33

8.
We note your disclosure in this footnote which indicates you recognized $1,129,220 in warrant expense during 2008, and your presentation of this expense on your Consolidated Statements of Operations as 'Financing cost - warrant issuances.' We further note disclosure in your filing indicating you raised a total of $1,520,000 in exchange for issuing 137,000,000 shares of your common stock and 84,200,000 warrants. Please explain to us in sufficient detail why you believe it was appropriate to recognize an expense for the issuance of the warrants and cite the authoritative literature you are relying on to support your presentation. Similar concerns apply to the expense recognized in the second quarter of fiscal 2009.

We have reviewed your comment wherein you ask use to explain why we believe it was appropriate to recognize an expense for the issuance of the warrants and cite the authoritative literature.

The warrants were issued in connection with a private placement offering to raise additional funds.  The warrants have a term of 6 years and may be exercised for a specific number of shares at a fixed exercise price.   Although the warrants were issued in connection with an equity transaction, we viewed the basic nature of this transaction like the other funding event we engaged in during 2008, which were structured around debt instruments.  The proceeds received from the private placement offering were equivalent to the market price of our shares at the effective transaction date.  Because there is no established trading market for our warrants, we valued the warrants at their fair value at the effective transaction date, utilizing the Black-Scholes-Merton method.  In order to improve transparency to the end users of our financial information regarding the costs associated with acquiring funding.  We recognized the full fair value of the warrants as “Financing Costs – Warrants Issuance” because the warrants were immediately exercisable.

The 2009 warrant expense originated from a convertible debenture issuance in 2009.  The fair value calculation of the warrants should have been recorded to interest expense and not warrant expense.  The expense will be reclassified to interest expense prior to the issuance of our 10K filing.

Note 19 - Extinguishment of Debt, page F-35

9.
Your disclosures appear to indicate you recorded beneficial conversion features upon modification of your Convertible Notes Payable - 2006 & 2007 and Long-Term Convertible Notes (July 2008). Please provide us with a comprehensive accounting analysis that supports your treatment of the modification. As part of your response, please tell us if either of these notes contained embedded conversion options that were bifurcated pursuant to EITF 00-19, how you considered the scope of EITF 06-6, and how you considered paragraph 6 of EITF 08-4. Refer to other authoritative accounting literature as appropriate.

We have reviewed your comment wherein you ask use to explain whether our notes contained conversion features subject to EITF 00-19; you also asked how we considered EITF 06-6, and finally you asked how we considered paragraph 6 of EITF 08-4.

Our notes contain beneficial conversion features and we did consider the guidance offered in EITF 00-19 however, based on our understanding, our notes do not fit within the scope of EITF 00-19’s guidance.

Regarding EITF 06-6, it offered guidance that debt extinguishment accounting be used if the change in fair value of the embedded conversion feature option is at least 10% of the carrying value of the original debt.  It was in our case.

Regarding paragraph 6 of EITF 08-4, the EITF discussion addresses 2 points,
a)
The Task Force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument. In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds, and

b)
For convertible instruments that have a stated redemption date, a discount resulting from recording a beneficial conversion option shall be required to be amortized from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. For convertible instruments that do not have a stated redemption date, such as perpetual preferred stock, a discount resulting from the accounting for a beneficial conversion option shall be amortized from the date of issuance to the earliest conversion date.

As to point a, we limited the valuation of the conversion feature to the proceeds and as to point b, we immediately expensed the benefit as the note was in default and immediately due.

Debt Extinguishment December 22, 2008, page F-36

10.
We note you determined the amendment to your July 2008 Longview Note was Substantially modified on December 22, 2008 as a result of other financing Arrangement" and that you recorded "a gain of $1,220,552, representing the Difference between the July 10, 2008 valuation of the convertible feature and the December 22, 2008 valuation of the convertible feature." Please provide us with the journal entries surrounding the recognition of this gain and an analysis to support your extinguishment accounting under EITF's 96-19 and 06-6.

The Longview Amended and Restated Note discussed above included a “full ratcheting’ provision which resets the stated conversion rate for all future stock issuances that are less then the conversion price that would be in effect at that time.  On December 22, 2008, as a result of the Company completing other financing arrangements at a lower conversion price, the reset provision clause was triggered and established a new fixed conversion rate of $0.01.   We considered the guidance provided under EITF 96-19 and EITF 06-06 regarding extinguishment of debt.  We determined that a substantial debt modification had occurred and that such guidance should be applied to this modification.  Under this guidance, we calculated the change in fair value of the embedded conversion option immediately before the modification.  We then determined that the change in fair value of the embedded conversion feature immediately before the modification was  $737,457.   The fair value of the embedded conversion feature immediately after the modification was $1,085,000.  The change between the fair value of the embedded conversion feature immediately before and after the modification was recorded as a gain on debt extinguishment of $483,095 in the Statement of Operations.

The change in fair value was combined with the gain on debt extinguishment and reflected on the Company’s Statement of Operations as of December 31, 2008.  For future filings, we will reflect the change in fair value prior to the debt modification  and the gain on debt extinguishment separately on the Statement of Operations.

The following table summarizes the Gain on Extinguishment of debt arising from the  Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note)

2008
Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note) – Valuation of convertible feature at July 10, 2008	$2,305,552
Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note) – Valuation of convertible feature at December 21, 2008	1,568,095
Derivative Change in Fair Value	737,457

Long-Term Convertible Notes – July 2008 (Longview Amended and Restated Note) - Valuation of convertible feature at December 22, 2008	1,085,000
Gain – Debt Extinguishment	$483,095

Controls and Procedures, page 52

11.
We note your statement under this heading that "Based on the evaluation as described above, our internal control over disclosure controls and procedures as of December 31, 2008 are effective." Please modify your conclusion to definitively state whether your disclosure controls and procedures were effective as of December 31, 2008. In this regard, Item 307 of Regulation S-K does not contemplate 'internal control over disclosure controls and procedures.' This comment also applies to your quarterly filing for the fiscal quarter ended June 30, 2009.

The filing will be modified to delete the last sentence of the first paragraph of Item 9A(T) and replace it with the following: "Our internal controls and procedures were effective as of December 31, 2009."  Our 10-Q is correspondingly modified.

Exhibits 31.1 and 31.2

12.
It appears you have omitted the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and ISd-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please revise your certification to include this required language. This comment also applies to your quarterly filing for the fiscal quarter ended June 30, 2009.

Paragraph 4 of Exhibits 31.1 to both the 10-K and 10-Q will be replaced in their entirety with the following: The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

Form 10·.0 for the Fiscal Quarter Ended June 30, 2009

Condensed Consolidated Balance Sheets, page 3

13.
Please add disclosure in your filing, where applicable, to explain the nature of the new line item titled 'Debt Discount,' totaling $977,167. In responding to this comment, please provide a draft of your proposed disclosure, or explain to us why you do not believe expanded disclosure is necessary.

The Debt Discount totaling $977,167 at June 30, 2009 represents the net debt discount resulting from the original determination of the fair value of the conversation feature included in the second quarter 2009 financing net of the amortization of interest expense.  This amount has been classified as an adjustment to “Convertible Notes” in the third quarter 2009 for comparative reasons.  The draft of the expanded disclosure is as follows:

See response 15 for footnote expanded disclosure.

Notes to Consolidated Financial Statements, page 10

General

14.
Please expand your disclosure, where applicable, to address the new disclosure requirements of FAS 161, which became effective for you on January 1,2009, or otherwise explain to us why you do not believe this disclosure is necessary.

NOTE XXX – DERIVATIVES
At December 31, 2008 the Company’s derivative liability totaled $5,368,333.  This amount represents the discount on convertible notes proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument.  The Company accounts for the derivative liability in accordance with SFAS 133 and EITF 00-19 and amended disclosures in SFAS 161.

Non-Designated Derivatives
Gains (losses) from changes in fair values of derivatives that are not designated as hedges are recognized in other income (expense).   The amounts recognized during the six month period ended June 30, 2009 and the year ended December 31, 2008 are as follows:
	Liabilities
	As of June 30, 2009		As of December 31, 2008
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging
instruments under Statement 133
Derivatives	Long-Term Debt	$6,931,800	Long-Term Debt	$5,368,333
Total derivatives not designated as
hedging instruments under
Statement 133:		$6,931,800		$5,368,333

		Amount of Gain or (Loss)
		Recognized in Income on
		Derivative
Derivatives Not		For the Six	For the Year
Designated as Hedging	Location of Gain or (Loss)	Months	Ended
Instruments under	Recognized in Income on	Ended June	December 31,
Statement 133	Derivative	30, 2009	2008
Derivatives	Interest expense	$65,144	$4,591,948
Total:		$65,144	$4,591,948

Note 12 - Long-term Convertible Debt Obligation, page 22

Convertible Loan Agreement - May 1, 2009, page 23

15.
We note you received $1,500,000 in financing under a convertible loan agreement on May 1, 2009. Based on the terms as disclosed, please expand your disclosure to explain how you have accounted for this instrument. In this regard, please address whether this instrument contains features that are accounted for as derivatives under FAS 133 and/or EITF 00-19.

We will expand our disclosure in future filings as follow:

The Convertible Loan Agreement Payable –May 2009 contain a non-detachable convertible option at the commitment dates.  We assessed the embedded conversion feature within the host agreement under paragraph 12 of SFAS 133 and determined that all three tests were met.  This requires that the embedded conversion feature be bifurcated from the host instrument and accounted for as a derivative at fair value.  Next we need to determine its classification on the balance sheet and to do so we again referenced ETIF 00-19.  As discussed in paragraph 4 of EITF 00-19 and also in ETIF 05-2 we determined that the host contract is not a “conventional” convertible instrument essentially because it contains the ‘favored nations” clause.  The “favored nations” clause adjusts the conversion rate to match more favorable terms subsequently offered in other issued debt instruments.  Because the instrument does not qualify as “conventional” convertible instrument we look to paragraphs 7-32 of EITF 00-19 to determine if the conversion feature should be classified as debt or equity.  The instrument fails the test and accordingly we recorded the fair value of the conversion feature as a liability offset by an equivalent note discount.  Specifically, we used the Black Scholes Merton calculation to determine the fair value of the convertible feature.  In general, the value of the conversion option is recorded as a debt discount and amortized over the term of the note, but since the Lender has the right to convert into common shares six months after the issuance date the amount is being amortized over six months.  Since the note originated in May 2009, interest expense relating to the amortization of debt discount for both the six month period ended June 30, 2009 and for the three month period ended June 30, 2009 was $65,144.

Engineering Comments

Overview, page 3

Risk Factors, page 5 & 6

Early 2009 Developments, page 38

16.
We note you use the term ore in several locations in your filing. Under SEC Industry Guide 7, the terms ores, ore-grade or ore body are treated the same as a reserve, implying a reserve is present on your property. Since you do not report reserves and not all deposits are necessarily reserves, please remove the term ore from your filing.

The terms ore, ores, ore-grade and ore body have been omitted from our third quarter 10Q.

Description of Equipment and other Infrastructure Facilities, page 31

17.	We note you describe the final product smelted on your property using an electric furnace to produce gold ore. We believe you intended to use the term doré.

Yes, we intended to use the term doré.  In the future we will be sure to use the term doré when describing the product from the electric furnace.

Mineralized Material, page 32

2008 Developments, page 40

18.
With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. You may, however used the term mineralized material to describe a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

We will ensure that all future SEC filings strictly adhere to the provisions of Industry Guide 7.

19.
We note your resource estimate is defined by a cutoff grade. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

The cutoff grades of 0.03 ounces per ton and 0.10 ounces per ton listed in the "2008 Developments" discussion in our filing were taken from a third-party report prepared by Telesto Nevada, Inc.  Those values were not economic cutoff grades, but rather were specific points on a mineralized material inventory table, presenting modeled, in-situ mineralized material at a series of limiting grades, ranging from 0.03 to 0.22 ounces per ton, in steps of .01 ounces per ton.  We should not have used the term "resource" when referring to this in-situ material, and we should not have used the term "cutoff grade" to refer to these limiting grades, as there was no economic basis for these specific limits.  We will ensure that all future disclosures adequately describe and define our mineral material inventory.

Again, thank you very much for your time and assistance during this process.  Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.